Exhibit 2.10

TELEMAR NORTE LESTE S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33.3.0026253-9

Publicly-Held Company

MINUTES OF THE 195th EXTRAORDINARY MEETING OF THE BOARD OF

DIRECTORS, HELD ON OCTOBER 17, 2011

I. DATE, TIME AND PLACE: October 17, 2011, at 9:30 am, at Rua Humberto de Campos, No. 425, 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro.

II. CALL NOTICE: By individual messages sent to the members of the Board of Directors on October 7, 2011.

III. QUORUM AND ATTENDANCE: All of the members of the Board of Directors were present as per the signatures below, with João Carlos de Almeida Gaspar having participated via telephone conference. Also in attendance were Alex Waldemar Zornig, Bayard de Paoli Gontijo and Daniella Geszikter Ventura (representatives of the Company).

IV. CHAIR: José Mauro Mettrau Carneiro da Cunha and Daniella Geszikter Ventura acted as President and Secretary of the meeting, respectively.

V. AGENDA: Approve the list of three companies to be submitted at a General Shareholders’ Meeting and call a General Shareholders’ Meeting of the Company to decide on a choice of a specialized company that will prepare the economic valuation of the Company’s shares to determine the value of the withdrawal rights.

VI. RESOLUTIONS: The meeting having started, as to the sole item on the Agenda, Alex Waldemar Zornig explained to the board why it was necessary to approve a new list of three specialized companies to carry out the economic valuation of the Company’s shares to determine the amount of any shareholder withdrawal rights relating to the Company’s partial split-off and the share exchange between the Company and Brasil Telecom S.A., as well as permission to convene another extraordinary general shareholders’ meeting to select a specialized company. Mr. Zornig explained that the Company received a verbal indication from Citigroup Global Markets Inc. (the company specialized chosen by the general shareholders’ meeting held on September 14, 2011 to carry out the economic valuation of the Company’s shares for purposes of determining the value of the withdrawal rights) that, due to internal problems of compliance, it would be unable to issue a valuation report pursuant to the Brazilian Corporate Law for the purpose of any withdrawal rights, and could only issue a valuation report to the Board of Directors, which valuation report could not used for such purposes. Director João Carlos de Almeida Gaspar expressed surprise at the position of Citigroup not to issue the report, since the Citigroup’s proposal published in the IPE System of the CVM was clear regarding this point. Mr. Zornig presented the valuation report issued by Citigroup Global Markets Inc., which is an Exhibit to these Minutes. The report was made available to and reviewed by the members present. Due to the impossibility of the institution chosen by the general shareholders’ meeting to prepare the appraisal reports as required by the Brazilian Corporate Law, Mr. Zornig explained that to avoid further delays in the timeline of the corporate reorganization in which the Company is involved, it is necessary that the Board of Directors approve a new list of three specialized companies for submission to Extraordinary General Shareholders’ Meeting. It was clarified that due to the indication received from Citigroup Global Markets Inc. of the impossibility to issue a report pursuant to the Brazilian Corporate Law, the Company invited several institutions, including Banco Votorantim S.A., to present a proposal to carry out the economic valuation of the Company’s shares to determine the amount of any shareholder withdrawal rights relating to the Company’s partial split-off and the share exchange between the Company and Brasil Telecom S.A. The Company received proposals from Banco Santander, BNP Paribas and Banco Fator, as shown in the presentation enclosed with the call notice for this meeting. It was also clarified that, after the General Shareholders’ Meeting held on September 14, Barclays was hired by Tele Norte Leste Participações to prepare the report referred to in article 41 of its Bylaws. After discussions and review of the proposals, previously submitted to the Directors, Director João Carlos de Almeida Gaspar questioned the indemnification clauses contained in the proposals, having been informed that, in the opinion of the Company, such clauses do not disclaim liability under the law. It was then unanimously resolved to approve the nomination of Banco Santander, BNP Paribas and Banco Fator to compose the new list of three specialized companies to be submitted for approval by the General Shareholders’ Meeting of the Company, whose aim is to issue an economic valuation of the Company’s shares to determine the value of is shareholders’ withdrawal rights, and to approve the calling of such Meeting to decide on the choice of company.

VII. CLOSING: With nothing further to discuss, the President of the meeting adjourned the meeting, and these minutes were drawn, read, approved and signed by all in attendance. Rio de Janeiro, October 17, 2011. Signatures: Daniela Geszikter Ventura (Secretary), José Mauro Mettrau Carneiro da Cunha (President); João de Deus Pinheiro de Macêdo; João Carlos de Almeida Gaspar; Maxim Medvedovsky; and Eurico de Jesus Teles Neto. I certify that this is a faithful copy of the minutes drawn in the Company’s own books.

Daniella Geszikter Ventura

Secretary

TELEMAR NORTE LESTE S.A.

Minutes of the 195th Ordinary Meeting of the Board of Directors

Held on October 17, 2011